FILED BY FIRST FINANCIAL BANKSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: TB&T BANCSHARES, INC.

COMMISSION FILE NO. FOR

FIRST FINANCIAL BANKSHARES, INC.: 000-07674

September 26, 2019

Dear TB&T Option Holders and Warrant Holders:

As announced last week, TB&T Bancshares has entered into a definitive merger agreement with First Financial Bankshares, Inc. (Nasdaq: FFIN). Details of the announcement are in the enclosed press release, which was made public on September 19, 2019.

We are delighted with this development. First Financial, which serves as the bank holding company for First Financial Bank, National Association, headquartered in Abilene, Texas, is a first class organization and, we believe, a perfect fit for our customers, employees, community and TB&T shareholders. At June 30, 2019, First Financial had consolidated assets of approximately $8.0 billion, loans of approximately $4.0 billion, deposits of approximately $6.4 billion, and shareholders’ equity of approximately $1.2 billion. You can find additional information about First Financial at www.FFIN.com under “investor relations.”

Under the terms of the merger agreement, at the effective time of the merger, each outstanding share of TB&T common stock would be converted into the right to receive 1.2502 shares of First Financial common stock. Based on First Financial’s closing stock price of $33.69 at September 25, 2019, each share of TB&T stock would be converted into shares of First Financial common stock with a value of approximately $42.12 for purposes of the merger. Because the number of shares to be issued in the merger is fixed, the value of the merger consideration could go down, or up, as First Financial’s stock price fluctuates in the public market.

In addition, holders of our outstanding stock options and warrants will be allowed to exercise their options and warrants before the closing of the merger. Our records indicate that you hold unexercised stock options or warrants that entitle you to purchase shares of TB&T’s common stock at a purchase price of $6.41 per share, but must do so before the options or warrants expire on December 31, 2019 after which they will have no value. We encourage you to exercise at your earliest possible date, preferably prior to November 30, 2019, so as to not inadvertently let them expire or experience a delay in exchanging them for shares of First Financial upon closing of the merger.

To exercise options or warrants, please deliver to Jerry E. Fox, our Chief Financial Officer, at 2900 S. Texas Avenue, Bryan, Texas 77805, the following items:

•	the warrant certificate or, in the case of options, a copy of the option agreement;

•	a written notice to Jerry E. Fox specifying the number of shares with respect to which warrants or options are being exercised; and

•	a check payable to TB&T Bancshares for the full amount of the aggregate exercise price of the shares being acquired.

The merger is subject to the approval of our shareholders, as well as the approval of bank regulators. We expect to receive all required approvals and close the transaction in the first quarter of 2020 and will continue to operate independently as TB&T Bancshares and The Bank & Trust of Bryan/College Station until the merger is completed. Accordingly, it will be business as usual, and we will keep you informed as the transaction progresses.

Within a few weeks, we will announce a date for a special shareholders’ meeting, likely to be scheduled for a November date, to allow our shareholders to consider and vote on the merger. In advance of that meeting, we will mail to our shareholders a proxy statement-prospectus prepared by First Financial and us, which will contain important information regarding the merger. If you are not a shareholder and have not exercised any stock options or warrants by the record date for the special shareholders’ meeting, yet to be determined, you will be not be entitled to vote at the special shareholders’ meeting.

Briarcrest Drive, Suite 400  |  PO Box 5847  |  Bryan, TX 77805-5847  |  www.banktbt.com  |  979.260.2101

Member FDIC

Letter to Holders of Warrants & Stock Options / Page 2

For now, I just want to make sure you are aware of the announced merger and pending expiration of your warrants or options. I have enclosed our most recent quarterly financial report and will be glad to answer any questions you may have about our financial information or the pending merger. I can be reached at tbryan@banktbt.com or at 979-260-2101. Please contact Jerry Fox at jfox@banktbt.com or at 979-260-2106 if you have questions about your warrants or stock options.

Sincerely,

Timothy N. Bryan

Chief Executive Officer

Enclosures

Important Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, First Financial Bankshares, Inc. (“First Financial”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of First Financial common stock to be issued to TB&T Bancshares, Inc. (“TB&T”) shareholders. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of TB&T seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST FINANCIAL, TB&T AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents, when filed, through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by First Financial will be available free of charge by directing a request by telephone or mail to First Financial Bankshares, Inc., 400 Pine Street, Abilene, Texas 79601, Attn: Investor Relations. First Financial’s telephone number is 325-627-7155 or on First Financial’s website at www.ffin.com, under the tab “Investor Relations”.

First Financial, TB&T and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TB&T’s shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of First Financial is set forth in the proxy statement for First Financial’s 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 1, 2019. Free copies of this document may be obtained free of charge as described in the preceding paragraph. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward Looking Statement

Certain statements contained herein may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon the belief of management, as well as assumptions made beyond information currently available to management, and may be, but not necessarily are, identified by such words as “expect,” “believe,” “plan,” “anticipate,” “target,” “forecast,” and “goal.” Because such “forward-looking statements” are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Except as otherwise stated in this communication, neither First Financial nor TB&T undertake any obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

1716 Briarcrest Drive, Suite 400  |  PO Box 5847  |  Bryan, TX 77805-5847  |   www.banktbt.com   |  979.260.2101

Member FDIC